UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Investor Relations
(5255) 1944 9700
ri@dcf.pemex.com

November 4, 2005

PEMEX unaudited financial results report as of September 30, 2005

Financial highlights

PEMEX, Mexico’s oil and gas company, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of September 30, 2005.

•      Total sales increased 18% as compared to the third quarter of 2004, reaching Ps. 241.3 billion (US$22.4 billion)[1]

•      Income before taxes and duties increased 9% as compared to the third quarter of 2004, to Ps. 144.7 billion (US$13.4 billion)

•      Net loss for the quarter was Ps. 9.9 billion (US$0.9 billion)

Table 1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Financial results summary

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	204,199	241,327	18%	37,128	22,364	574,429	662,344	15%	87,915	61,381
Domestic sales(1)	115,069	127,308	11%	12,239	11,798	334,413	362,526	8%	28,112	33,596
Exports	89,131	114,020	28%	24,889	10,566	240,015	299,818	25%	59,803	27,785

Income before taxes and duties(1)	132,628	144,652	9%	12,023	13,405	336,712	405,970	21%	69,258	37,622
Taxes and duties	126,806	154,595	22%	27,789	14,327	351,810	413,272	17%	61,462	38,299

Net income (loss)	5,822	(9,889)	-270%	(15,711)	(916)	(25,745)	(2,885)	89%	22,859	(267)

EBITDA(2)	132,254	177,888	35%	45,634	16,485	363,096	470,930	30%	107,834	43,642
EBITDA / Interest expense(3)	29.2	12.9				17.0	11.7

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

(1)	Includes the Special Tax on Production and Services (IEPS), which was Ps. 12,570 million in third quarter of 2004 and Ps. 2,136 million in the third quarter of 2005.

(2)	Excludes IEPS.

(3)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Amounts in US dollars are translated at the September 30, 2005 exchange rate of Ps.10.7907 per US dollar.

PEMEX financial results report as of September 30, 2005	1/46
www.pemex.com

PEMEX	Investor Relations

Operational highlights

+       Total liquid hydrocarbons production totaled 3,701 Mbd, 3.1% less than the production in the third quarter of 2004:

–       Crude oil production decreased 95 Mbd, to 3,286 Mbd

–       Natural gas liquids production decreased by 5% to 414 Mbd

+       Natural gas production rose 6% to 4,839 million cubic feet per day (MMcfd):

–       Gas flaring represented 4.9% of total natural gas production

+       Crude oil exports averaged 1,719 Mbd, 6% lower than the volume registered during the third quarter of 2004

Operating items

Exploration and production

Crude oil production

Crude oil production went from 3,382 Mbd in the third quarter of 2004 to 3,286 Mbd in the third quarter of 2005. This variation was mainly due to:

•      The impact of Hurricane Emily during the third quarter of 2005 was significant, originating the production shut-in of approximately 107 Mbd, or 9,844 thousand barrels (Mb) in total. The impact of Hurricanes Rita and Katrina was approximately 11 Mbd, or 1,012 Mb in total. Consequently, total production of heavy crude oil decreased by 118 Mbd

•      An increase of 22 Mbd in total light and extra-light crude oil production mainly due to the completion and workover of wells at the Bellota-Jujo, Samaria-Luna and Litoral de Tabasco complexes

Table 2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of liquid hydrocarbons

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,818	3,701	-3.1%	(117)	3,840	3,772	-1.8%	(67)
Crude oil	3,382	3,286	-2.8%	(95)	3,395	3,342	-1.6%	(53)
Heavy	2,453	2,335	-4.8%	(118)	2,468	2,408	-2.4%	(59)
Light	789	800	1.3%	10	794	797	0.3%	3
Extra-light	140	152	8.6%	12	133	137	2.8%	4
Natural gas liquids(1)	436	414	-5.1%	(22)	444	430	-3.3%	(15)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	2/46
www.pemex.com

PEMEX	Investor Relations

Natural gas production	Natural gas production increased by 6% as compared to the third quarter of 2004. Non-associated gas production increased 20%, while associated gas production decreased 2%. The increase in non-associated gas production was mainly due to the incorporation of new development wells and improvements to the infrastructure at the non-associated natural gas producing basins of Burgos and Veracruz. The decrease in associated gas production was mainly a result of the natural decline in production at the Muspac complex.

Gas flaring	Gas flaring represented 4.9% of total natural gas production. The increase with respect to the third quarter of 2004 was due to maintenance works on the 48 inch natural gas pipeline running from Dos Bocas Marine Terminal to compression facilities in Cunduacán.

Table 3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of natural gas and gas flaring

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(MMcfd)				(MMcfd)
Total	4,577	4,839	6%	262	4,568	4,781	5%	212
Associated	2,999	2,945	-2%	(54)	3,026	2,948	-3%	(78)
Non-associated	1,578	1,895	20%	316	1,542	1,833	19%	290

Natural gas flaring	140	239	71%	99	159	179	12%	19
Gas flaring / total production	3.1%	4.9%			3.5%	3.7%

Note: Numbers may not total due to rounding.

Wells	During the third quarter of 2005, drilling activity decreased by 6 wells. Exploration wells decreased by 14 wells as compared to the third quarter of 2004, mainly as a result of an adjustment in the exploration strategy and fewer budgetary resources allocated to this activity. Development drilling activity increased by 8 wells. This was principally due to greater availability of drilling rigs at projects under the Multiple Service Contracts, at the Burgos basin, and to higher off-shore drilling activity mainly at the Ku-Maloob-Zaap project.

PEMEX financial results report as of September 30, 2005	3/46
www.pemex.com

PEMEX	Investor Relations

Table 4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Drilling activity and inventory of wells

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(Number of wells)				(Number of wells)
Wells drilled	171	165	-4%	(6)	543	562	3%	19
Development	145	153	6%	8	467	509	9%	42
Exploration	26	12	-54%	(14)	76	53	-30%	(23)

Total operating wells(1)					5,414	5,723	6%	309
Injection					229	238	4%	9
Production					5,185	5,485	6%	300
Crude					3,023	3,046	1%	23
Non-associated gas					2,162	2,439	13%	277

(1)	As of September 30, 2005.

Note: Numbers may not total due to rounding.

Seismic studies

During the third quarter of 2005, the area covered by new 2D seismic studies decreased by 60% as compared to the same quarter of 2004. This reduction was mainly due to less activity in the Muzquiz and Burgos-Herrera projects.

The area covered by new 3D seismic studies decreased 88%, mainly at projects such as Golfo de México “B”, Coatzacoalcos, Campeche Oriente and Golfo de México Sur.

The decrease in 2D and 3D seismic information activities is a result of the advance of projects to the information analysis phase.

New approved locations	During the third quarter of 2005, new approved locations for seismic studies decreased by 2, mainly as a result of the advancement of exploratory projects to subsequent phases of study and drilling.

Table 5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Seismic studies

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
Seismic
2D (Km.)	1,536	619	-60%	(918)	7,416	3,326	-55%	(4,090)
3D (Km2)	9,604	1,106	-88%	(8,498)	23,452	6,841	-71%	(16,611)

New approved locations (number)	46	44	-4%	(2)	85	77	-9%	(8)

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	4/46
www.pemex.com

PEMEX	Investor Relations

Discoveries	Our main discoveries in the third quarter of 2005 were:

Table 6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Main discoveries

Project	3Q05	Geologic age	Initial production	Type
Burgos	Kodiak-1	Paleocene	0.7 MMcfd	Non-associated natural gas
	Niquel-1	Oligocene	3.8 MMcfd	Natural gas
	-		0.1 Mbd	Condensates

Veracruz	Huace-1	Miocene	5.3 MMcfd	Non-associated natural gas

Ku-Maloob- Zaap project

The Ku-Maloob-Zaap project, located in the Campeche Sound in the Gulf of Mexico (Figure 1), includes three fields – Ku, Maloob and Zaap – that produce Maya crude oil with densities from 13° to 25° API. The Maloob field was discovered in 1979, Ku was discovered in 1980 and Zaap in 1990. Currently, most of these fields’ production is obtained by gas lift, which basically consists of the injections of natural gas into wells.

The main objectives of Ku-Maloob-Zaap project are:

•      To maintain pressure in the fields by injecting nitrogen

•      To increase production through the construction of additional infrastructure and drilling of additional wells

The project contemplates the construction of 17 platforms, the drilling of 103 wells and the installation of approximately 200 kilometers of pipelines. The 17 platforms consist of 7 drilling platforms, 4 for production, 1 for telecommunications, 4 for residential use and 1 riser platform.

Additionally, a floating production, storage and offloading (FPSO) vessel will be incorporated. This FPSO has a production capacity of 200 Mbd of crude oil and 120 MMcfd of natural gas plus 2.2 MMbd of crude oil storage capacity.

By 2010 Ku, Maloob and Zaap are expected to produce an average of 800 Mbd of crude oil and 330 MMcfd of natural gas.

It is expected that the installation of all required platforms will conclude during 2007. Likewise, in that same year, the FPSO is expected to start operations to incorporate early production at Maloob and Zaap.

In 2006, average daily production is estimated to be 370 Mbd of crude oil and it is expected to increase gradually until it reaches approximately 800 Mbd in 2010. This subject to: (i) the conclusion of 99 development wells and (ii) pressure maintenance by means of the injection of up to 500 MMcfd of nitrogen through four injection wells, which is expected to begin at the end of 2006.

PEMEX financial results report as of September 30, 2005	5/46
www.pemex.com

PEMEX	Investor Relations

Gas and basic petrochemicals

Gas processing and dry gas production

During the third quarter of 2005, total on-shore natural gas processing fell by 4%. The decline was a consequence of:

•      An increase in the volume of natural gas processed at the off-shore gas treatment facility within Akal-C, in the Cantarell complex. Natural gas processed off-shore is re-injected into the wells in order to improve production

•      A decrease in the production of sour wet gas off-shore as a result of infrastructure shut-in’s caused by Hurricane Emily

Sweet wet gas processing increased by 6% due to the increase in production from the Burgos and the Veracruz Basins and the steady operation of the two modular cryogenic plants in the Burgos Gas Processing Center (GPC).

Dry gas production averaged 3,082 MMcfd, 2% less than the production registered in the third quarter of 2004.

Natural gas liquids production decreased by 5% as a result of a lower supply of associated natural gas.

PEMEX financial results report as of September 30, 2005	6/46
www.pemex.com

PEMEX	Investor Relations

Table 7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas processed and dry gas production

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	3,963	3,790	-4%	(173)	3,961	3,897	-2%	(63)
Sour wet gas	3,279	3,064	-7%	(215)	3,366	3,162	-6%	(204)
Sweet wet gas	684	726	6%	42	595	735	24%	140

Production
Dry gas	3,140	3,082	-2%	(57)	3,127	3,135	0%	7
Natural gas liquids (Mbd)(1)	436	414	-5%	(22)	444	430	-3%	(15)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

Sulfur recovery plant at the Cangrejera GPC

The sulfur recovery plant at the Cangrejera GPC started operating in August 2005. This plant has a nominal capacity of 10 tons per day and it is designed to recover 96% of the sulfur content of the acid gas stream coming from the sweetening section of the fractionation plant located in Cangrejera.

As a result, maximum dioxide sulfur emissions will be 50kg per ton of sulfur processed. This figure is less than 50% of the maximum amount set by the Environmental Ministry and international standards.

Refining

Processing	During the third quarter of 2005, total crude oil processing decreased by 1%, resulting from a 1% and 2% reduction in the processing of heavy and light crude oils, respectively. This decrease was due to adverse weather conditions in the Gulf of Mexico, supply disruptions of the electric power provided by Comisión Federal de Electricidad (CFE) and transportation constraints in moving products from southeast Mexico to the Madero and Cadereyta refineries. The transportation constraints are explained by the implementation of safety measures in crude oil and refined products pipelines in order to prevent leakages.

Table 8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil processing

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Total processed	1,304	1,287	-1%	(17)	1,322	1,301	-2%	(21)
Heavy Currents	555	550	-1%	(6)	544	549	1%	4
Light Currents	749	737	-2%	(11)	778	752	-3%	(26)

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	7/46
www.pemex.com

PEMEX	Investor Relations

Production	During the third quarter of 2005, gasoline, fuel oil and diesel production decreased by 4%, 3% and 4%, respectively. Gasoline and diesel productions declined as a consequence of the decrease in the process of light currents while fuel oil production fell due to high inventories resulting from lower demand from the CFE.

Table 9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Refining production

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Total production	1,587	1,533	-3%	(54)	1,606	1,565	-3%	(41)
Gasolines	474	453	-4%	(21)	472	460	-2%	(12)
Fuel oil	355	345	-3%	(10)	373	353	-5%	(19)
Diesel	323	310	-4%	(13)	327	315	-4%	(12)
Liquefied petroleum gas (LPG)	252	240	-4%	(11)	255	249	-2%	(6)
Jet Fuel	64	63	-2%	(1)	65	64	-1%	(1)
Other(1)	119	121	2%	2	114	123	8%	9

(1)	Includes mainly parafines, furfural extract and aeroflex.

Note: Numbers may not total due to rounding.

Refining margin	In the third quarter of 2005, Mexico’s refining margin increased by 72%, to US$5.51 per barrel, from US$3.21 per barrel in the third quarter of 2004. This increase is mainly a result of higher prices for refined products.

Franchises	As of September 30, 2005, the number of franchised gas stations rose 7% to 7,041, from 6,562 as of September 30, 2004.

Petrochemicals

Petrochemicals production	Total petrochemicals production for the third quarter of 2005 was 2,599 thousand tons (Mt), 3% less than that observed in the same quarter of 2004. This decrease was mainly driven by lower production levels in ammonia plants, due to high natural gas prices. However, production increases were registered in low density polyethylene, ethylene oxide and paraxylene (aromatic), as a result of the expansion of the third train in the low density polyethylene plant, catalyst substitution in the ethylene oxide plant and increased utilization of capacity in the paraxylene plant, all in La Cangrejera Petrochemical Center.

PEMEX financial results report as of September 30, 2005	8/46
www.pemex.com

PEMEX	Investor Relations

Table 10

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Production of petrochemicals

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
	(Mt)				(Mt)
Total production	2,667	2,599	-3%	(68)	7,922	7,959	0%	37
Methane derivatives
Ammonia	176	130	-26%	(46)	459	399	-13%	(60)
Methanol	50	9	-82%	(41)	127	81	-36%	(46)
Ethane derivatives
Ethylene	253	254	0%	0	764	805	5%	41
Ethylene oxide	62	77	25%	16	217	259	19%	42
Low density polyethylene	65	77	18%	12	195	213	9%	18
High density polyethylene	46	39	-14%	(6)	135	124	-8%	(11)
Aromatics and derivatives
Toluene	42	64	54%	23	152	191	25%	39
Ethylbenzene	47	44	-6%	(3)	131	114	-13%	(17)
Benzene	31	43	41%	13	92	127	37%	35
Propylene and derivatives
Acrylonitrile	15	21	39%	6	54	53	-2%	(1)
Polypropylene	108	102	-6%	(6)	312	288	-8%	(25)
Others(1)	1,774	1,740	-2%	(35)	5,283	5,304	0%	22

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.

Fénix project	The new scope of the Fénix Project includes the expansion of La Cangrejera ethylene cracker and the Morelos ethylene cracker, from 600 to 875 Mt per year each. The expanded facilities will require natural gasolines, which will be supplied by PEMEX and were previously exported, due to the lack of processing capacity. The intermediate petrochemicals products produced will be used as inputs for polyethylene production and some other products produced in new facilities. These facilities are a new polyethylene plant and a new aromatic train. Their construction is expected to occur in alliance with Grupo Idesa, S.A. de C.V., Nova Chemicals Corporation and Indelpro, S.A. de C.V.

Petrochemicals merger	On September 15, 2004 a resolution was published in the Official Gazette of the Federation (Diario Oficial de la Federacíon) authorizing the Ministry of Energy to carry out the merger of the seven subsidiaries of Pemex Petrochemicals. A year later, on September 15, 2005, the Ministry of Energy requested a 6 months extension.

PEMEX financial results report as of September 30, 2005	9/46
www.pemex.com

PEMEX	Investor Relations

International trade2

Crude oil exports

In the third quarter of 2005, PEMEX’s crude oil exports averaged 1,719 Mbd, 6% lower than the volume registered during the third quarter of 2004. Approximately 82% of the total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

79% of the total crude oil exports were delivered to the United States, while the remaining 21% were distributed among Europe (12%) and the rest of America (9%).

The weighted average export price of the Mexican crude oil basket was US$49.54 per barrel, as compared to US$33.49 per barrel in the third quarter of 2004.

Refined products and petrochemicals exports

Exports of refined products averaged 180 Mbd, 35% higher than those in the third quarter of 2004. This was primarily due to higher availability of long residue, light cycle oil, jet fuel and heavy naphtha. Moreover, the jet fuel exported by ground transportation to the airports located in the south Texas area registered a significant growth.

Petrochemical exports decreased by 13%, or 29 Mt, totaling 195 Mt for the quarter. This increase was attributable to the greater availability of sulfur, monoethyleneglycol (MEG), ethylene, diethylenglycol and benzene.

Table 11

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports(1)

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
Crude oil exports (Mbd)(2)
Total	1,837	1,719	-6%	(118)	1,837	1,793	-2%	(44)
Heavy	1,585	1,414	-11%	(171)	1,603	1,525	-5%	(79)
Light	35	88	154%	54	15	50	229%	35
Extra-light	218	217	-1%	(1)	219	218	0%	(0)
Average price (US$/b)	33.49	49.54	48%	16	30.19	41.76	38%	12
Refined products (Mbd)	133	180	35%	46	157	184	17%	27
Petrochemicals (Mt)	224	195	-13%	(29)	693	676	-2%	(17)

(1)	Source: PMI. Does not consider third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.

Note: Numbers may not total due to rounding.

[2]	Source: PMI.

PEMEX financial results report as of September 30, 2005	10/46
www.pemex.com

PEMEX	Investor Relations

Imports

Natural gas imports averaged 448 MMcfd, 48% less than the imports registered during the third quarter of 2004. Imports decreased due to an increase in PEMEX’s production and a lower domestic demand.

Imports of refined products increased by 39%, from 276 Mbd in the third quarter of 2004 to 383 Mbd. The increase was a result of:

•      Higher gasoline imports due to lower refineries’ output and a higher domestic demand for gasoline

•      Higher demand from the CFE for fuel oil

•      An increase in ultra-low sulfur diesel imports

Petrochemicals imports decreased by 5%, as compared to the third quarter of 2004, to 91 Mt, due to a reduction in imports of polymers, toluene, xylene and isobutene.

Table 12

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Imports(1)

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
Natural gas (MMcfd)	859	448	-48%	(410)	754	545	-28%	(209)
Refined products (Mbd)(2)	276	383	39%	108	283	372	31%	89
Petrochemicals (Mt)	95	91	-5%	(5)	207	239	15%	32

(1)	Source: PMI except natural gas imports. Does not consider third party operations by PMI.

(2)	Includes the volume of imported products under processing agreements. Also, 61 Mbd and 59 Mbd of LPG for the third quarter of 2004 and 2005, respectively; and 76 Mbd and 63 Mbd of LPG for the first nine months of 2004 and 2005, respectively.

Note: Numbers may not total due to rounding.

Financial results as of September 30, 2005

Total sales

Total sales	During the third quarter of 2005, total sales (including the special tax on production and services, or IEPS) increased by 18% in constant pesos to Ps. 241.3 billion (US$22.4 billion), as compared to Ps. 204.2 billion in the third quarter of 2004.

PEMEX financial results report as of September 30, 2005	11/46
www.pemex.com

PEMEX	Investor Relations

Domestic sales

Domestic sales, including IEPS, increased 11% to Ps. 127.3 billion (US$11.8 billion), from Ps. 115.1 billion. Domestic sales, net of IEPS, increased 22% to Ps. 125.2 billion (US$11.6 billion) from Ps. 102.5 billion. The increase in total domestic sales was attributable to the following:

•      Natural gas sales increased 21.8% to Ps. 21.6 billion (US$2.0 billion) from Ps. 17.7 billion. Natural gas sales volume decreased 7% to 2,612 MMcfd from 2,809 MMcfd. The average sales price of natural gas was US$8.12 per million British Thermal Units (MMBtu) as compared to US$6.20 per MMBtu in the third quarter of 2004

•      Sales of refined products, net of IEPS, grew 23% to Ps. 98.3 billion (US$9.1 billion) from Ps. 79.9 billion. Refined products sales volume increased 3% to 1,756 Mbd, from 1,707 Mbd. The IEPS generated by these sales decreased 83% to Ps. 2.1 billion (US$0.2 billion) from Ps. 12.6 billion. Sales of refined products, including IEPS, increased 9% to Ps. 100.4 billion (US$9.3 billion) from Ps. 92.5 billion

•      Petrochemical sales increased 9% to Ps. 5.3 billion (US$0.5 billion) from Ps. 4.8 billion. Petrochemicals sales volume grew 9% to 965 Mt from 888 Mt

Table 13

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Domestic sales

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales including IEPS	115,069	127,308	11%	12,239	11,798	334,413	362,526	8%	28,112	33,596
Domestic sales without IEPS	102,498	125,172	22%	22,673	11,600	286,599	344,796	20%	58,196	31,953
Natural gas	17,745	21,613	21.8%	3,867	2,003	52,131	56,576	9%	4,444	5,243
Refined products including IEPS	92,505	100,441	9%	7,937	9,308	269,217	290,270	8%	21,053	26,900
Refined products	79,935	98,305	23%	18,371	9,110	221,403	272,540	23%	51,136	25,257
IEPS	12,570	2,136	-83%	(10,434)	198	47,814	17,730	-63%	(30,084)	1,643
Petrochemical products	4,819	5,254	9%	435	487	13,065	15,680	20%	2,615	1,453

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Note: Numbers may not total due to rounding.

Table 14

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Volume of domestic sales(1)

	Third quarter (July - Sep.)				Nine months ending Sep. 30,
	2004	2005	Change		2004	2005	Change
Natural gas (MMcfd)	2,809	2,612	-7%	(197)	2,755	2,684	-3%	(71)
Refined products (Mbd)	1,707	1,756	3%	49	1,707	1,764	3%	57
Gasoline	631	670	6%	39	627	662	6%	35
Other(1)	1,076	1,086	1%	10	1,080	1,102	2%	22
Petrochemicals (Mt)	888	965	9%	77	2,610	2,828	8%	218

(1)	Includes: 309 Mbd and 294 Mbd of LPG for the third quarter of 2004 and 2005, respectively, and 323 Mbd and 308 Mbd of LPG for the first nine months of 2004 and 2005, respectively.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	12/46
www.pemex.com

PEMEX	Investor Relations

Exports

Export sales totaled Ps. 114.0 billion (US$10.6 billion), 28% higher than the Ps. 89.1 billion registered in the third quarter of 2004. The distribution of export sales for the third quarter of 2005, as compared to the same period of 2004, was as follows:

•      Crude oil and condensates export sales increased 26% to Ps. 102.4 billion (US$9.5 billion) from Ps. 81.4 billion. Crude oil exports volume fell 6% to 1,719 Mbd from 1,837 Mbd

•      Refined products export sales rose 55% to Ps. 11.0 billion (US$1.0 billion) from Ps. 7.1 billion. Refined products exports volume grew 35% to 180 Mbd from 133 Mbd

•      Petrochemical products export sales increased 6% to Ps. 0.6 billion (US$0.1 billion) from Ps. 0.6 billion. Petrochemical products exports volume decreased 13% to 195 Mt from 224 Mt

Table 15

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Exports

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	89,131	114,020	28%	24,889	10,566	240,015	299,818	25%	59,803	27,785
Crude oil and condensates	81,445	102,400	26%	20,955	9,490	217,330	268,562	24%	51,232	24,888
Refined products	7,100	10,998	55%	3,898	1,019	20,703	28,269	37%	7,566	2,620
Petrochemical products	585	622	6%	37	58	1,982	2,986	51%	1,004	277

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Note: Numbers may not total due to rounding.

Costs and operating expenses

Costs and expenses remained stable	Costs and operating expenses fell Ps. 189 million to Ps. 94.5 billion (US$8.8 billion).

Cost of sales

Cost of sales decrease 6%, or Ps. 4.8 billion, to Ps. 75.3 billion (US$7.0 billion). The decrease was the result of the following:

•      A Ps. 10.0 billion decrease in operational maintenance

•      A Ps. 6.7 billion decrease in the variation of inventories

•      A Ps. 12.0 billion increase in imports of products

Distribution expenses	Transportation expenses increased 20%, from Ps. 4.7 billion to Ps. 5.6 billion (US$0.5 billion).

Administrative expenses	Administrative expenses increased 37%, from Ps. 10.0 billion to Ps. 13.7 billion (US$1.3 billion).

PEMEX financial results report as of September 30, 2005	13/46
www.pemex.com

PEMEX	Investor Relations

Cost of the reserve for retirement payments	The cost of the reserve for retirement payments, pensions and indemnities increased 30%, from Ps. 10.4 billion to Ps. 13.6 billion (US$1.3 billion). This cost is distributed among cost of sales, distribution expenses and administrative expenses. The increase in the cost of the reserve for retirement payments was the result of not only the natural evolution of the reserve, but also the incorporation of medical services into the reserve.

Operating income

Operating income increased 34%

Operating income in the third quarter of 2005 totaled Ps. 146.8 billion (US$13.6 billion), and was 34% higher than the comparable figure for the third quarter of 2004 of Ps. 109.5 billion.

Excluding IEPS, operating income grew 49%, or Ps. 47.8 billion, to Ps. 144.7 billion (US$13.4 billion) from Ps. 96.9 billion.

Comprehensive financing cost

Increase of comprehensive financing cost

Comprehensive financing cost increased by Ps. 19.0 billion, from a revenue of Ps. 9.9 billion to a cost of Ps. 9.1 billion (US$0.8 billion). This increase was caused by:

•      An increase of Ps. 9.2 billion in net interest expense

•      An increase of Ps. 5.7 billion in the net foreign exchange loss

•      An increase of Ps. 4.1 billion in the monetary position

PEMEX financial results report as of September 30, 2005	14/46
www.pemex.com

PEMEX	Investor Relations

Net interest expense

Net interest expense increased 327%, from Ps. 2.8 billion to Ps. 12.0 billion (US$1.1 billion).

Interest expense increased Ps. 9.2 billion, while interest income decreased Ps. 0.1 billion.

The increase is mainly due to the mark-to-market valuation of the prepayment, in July 2005, of the Petróleos Mexicanos bonds held by the Pemex Project Funding Master Trust. The mark-to-market value of these bonds was approximately US$0.4 billion higher than its face value of US$2.3 billion. The prepayment is related to the exchange of Petróleos Mexicanos bonds for Pemex Project Funding Master Trust’s effected in December 2004, in order to transfer cash from Petróleos Mexicanos to Pidiregas funds. The net present value of the bond exchange was zero excluding transaction costs. The premium paid to the investors who participated in the bond exchange before December 15, 2004, was 0.25% and was registered in December 2004.

In addition, as described ahead, as of July 1, 2005, the debt of Pemex Finance, Ltd. is consolidated in the financial statements of Petróleos Mexicanos. As a result, the interest expense now reflects the interest expense of Pemex Finance, Ltd.

Foreign exchange loss

Net foreign exchange loss totaled Ps. 0.2 billion (US$0.02 billion) in the third quarter of 2005 as compared to a net foreign exchange gain of Ps. 5.5 billion in the third quarter of 2004.

This decrease was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 0.1%, during the third quarter of 2005, as compared to an appreciation of 1.2% in the comparable period of 2004.

Monetary gain

The monetary gain was Ps. 3.0 billion (US$0.3 billion), representing a 58% decrease from the monetary gain for the third quarter of 2004.

The decrease in the monetary gain was due to a drop in inflation from 0.9% to 0.4% in the third quarter of 2005.

PEMEX financial results report as of September 30, 2005	15/46
www.pemex.com

PEMEX	Investor Relations

Table 16

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Comprehensive financing cost

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	(9,859)	9,098		18,957	843	8,948	3,730	-58%	(5,218)	346
Interest income	(1,733)	(1,787)		(54)	(166)	(8,595)	(14,487)		(5,892)	(1,343)
Interest expense	4,531	13,738	203%	9,207	1,273	21,342	40,124	88%	18,782	3,718

Foreign exchange loss (gain)	(5,484)	193		5,676	18	8,574	(16,053)		(24,626)	(1,488)

Monetary loss (gain)	(7,173)	(3,045)		4,127	(282)	(12,373)	(5,854)		6,519	(543)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Note: Numbers may not total due to rounding.

Other revenues

Other net revenues

Other net revenues decreased 48% to Ps. 7.0 billion (US$0.6 billion). The corresponding figure for the third quarter of 2004 was a net revenue of Ps. 13.3 billion.

The decrease was mainly due to the cancellation of the recognition of impairment of fixed assets registered during the third quarter of 2004, which was not observed during the corresponding period of 2005.

The impairment of fixed assets was calculated in accordance with Accounting Bulletin C-15 “Impairment of the Value of Fixed Assets and Disposal” which requires the recognition in net income of the difference between the value of the asset registered and the present value of the expected future flows associated with the asset.

Income before taxes and duties

Income before taxes	Income before taxes and duties was Ps. 144.7 billion (US$13.4 billion), compared to Ps. 132.6 billion. The 9% increase was principally the result of an increase of Ps. 37.3 billion in operating income. This increase was partially offset by a Ps. 19.0 billion increase in comprehensive financing cost and a Ps. 6.3 billion reduction in other net revenues.

PEMEX financial results report as of September 30, 2005	16/46
www.pemex.com

PEMEX	Investor Relations

Taxes and duties

22% increase

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales[3]. This includes the special tax on production and services (IEPS) that applies to gasoline.

Taxes and duties paid increased 22%, from Ps. 126.8 billion to Ps. 154.6 billion (US$14.3 billion).

IEPS

IEPS is paid by the end consumer of gasoline and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the retail price of gasoline. Recently, gasoline prices have remained nearly unchanged because changes are linked to increases in the consumer price index. When PEMEX sells gasoline, it retains an amount based on an estimate of its production cost, assuming efficient refinery operation. The difference between the retail price and the cost that PEMEX retains is primarily IEPS, which PEMEX collects and passes on to the federal government.

Therefore, when the crude oil price and the production cost of gasoline are high, the IEPS decreases. The converse is true when crude oil prices are low.

The IEPS totaled Ps. 2.1 billion (US$0.2 billion), Ps. 10.4 billion lower than that observed during the third quarter of 2004 of Ps. 12.6 billion (US$1.2 billion).

[3]	PEMEX’s subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

PEMEX financial results report as of September 30, 2005	17/46
www.pemex.com

PEMEX	Investor Relations

Excess gains duty

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty is equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. For 2005, the proceeds of this duty paid in excess of US$27.00 per barrel will be allocated as follows:

•      50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake

•      50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

During the third quarter of 2005, the excess gains duty paid by PEMEX totaled Ps. 17.6 billion (US$1.6 billion) while in the same quarter of 2004, the duty for infrastructure totaled Ps. 10.0 billion.

The reimbursement of the excess gains duty during the first half of 2005 was Ps. 3.9 billion (US$0.4 billion). On May 13, 2005, PEMEX received Ps. 0.7 billion (US$0.06 billion) and on August 10, 2005, PEMEX received Ps. 3.2 billion (US$0.3 billion).

PEMEX expects that the total reimbursement of the excess gains duty for 2005 will be Ps. 23.5 billion (US$2.2 billion). The advance reimbursements of the third and fourth quarters are expected to be received in November and December 2005, respectively. The reimbursements corresponding to the first six months of 2005 will be used for investments this year, whereas the resources collected during the third and fourth quarters will be used in 2006.

Table 17

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Taxes and duties

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	126,806	154,595	22%	27,789	14,327	351,810	413,272	17%	61,462	38,299
Hydrocarbon extraction duties and other	104,221	134,843	29%	30,622	12,496	280,741	356,486	27%	75,745	33,036
Special Tax on Production and Services (IEPS)	12,570	2,136	-83%	(10,434)	198	47,814	17,730	-63%	(30,084)	1,643

Excess gains duty(1)	10,016	17,617	76%	7,601	1,633	23,255	39,056	68%	15,801	3,619

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

(1)	For 2004, amount represents the duty for infrastructure.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	18/46
www.pemex.com

PEMEX	Investor Relations

Net income

Net loss of Ps. 9.9 billion

PEMEX registered a net loss of Ps. 9.9 billion (US$0.9 billion), compared to a net gain of Ps. 5.8 billion. The Ps. 15.7 billion decrease in the net loss is explained by:

•      An increase of Ps. 37.3 billion in operating income

•      An increase of Ps. 19.0 billion in the comprehensive financing cost

•      A decrease of Ps. 6.3 billion in other revenues

•      An increase of Ps. 27.8 in taxes and duties

EBITDA

EBITDA increased 35%	EBITDA increased 35%, from Ps. 132.3 billion to Ps. 177.9 billion (US$16.5 billion). EBITDA is reconciled to net loss as shown in the following table:

Table 18

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

EBITDA reconciliation

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	5,822	(9,889)	-270%	(15,711)	(916)	(25,745)	(2,885)	-89%	22,859	(267)
+ Taxes and duties	126,806	154,595	22%	27,789	14,327	351,810	413,272	17%	61,462	38,299
- Special Tax on Production and Services (IEPS)	12,570	2,136	-83%	(10,434)	198	47,814	17,730	-63%	(30,084)	1,643
+ Comprehensive financing cost	(9,859)	9,098	-192%	18,957	843	8,948	3,730	-58%	(5,218)	346
+ Depreciation and amortization	11,621	12,701	9%	1,080	1,177	32,381	36,976	14%	4,595	3,427
+ Cost of the reserve for retirement payments	10,433	13,573	30%	3,140	1,258	32,870	41,985	28%	9,115	3,891
- Cummulative effect due to the adoption of new accounting standards	—	55		55	5.1	(10,646)	4,417	-141%	15,063	409
EBITDA	132,254	177,888	35%	45,634	16,485	363,096	470,930	30%	107,834	43,642

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	19/46
www.pemex.com

PEMEX	Investor Relations

Total assets

Total assets increased 5%

As of September 30, 2005, total assets were Ps. 1,044.9 billion (US$96.8 billion), representing a 5%, or Ps. 52.4 billion, increase as compared to total assets as of September 30, 2004. The changes in the components of total assets were as follows:

•      Cash and cash equivalents decreased by 14%, or Ps. 18.6 billion

•      Accounts receivable increased by 59%, or Ps. 49.4 billion

•      The value of inventories increased by 40%, or Ps. 15.1 billion, as a result of higher hydrocarbon prices

•      Properties and equipment increased by 8%, or Ps. 44.0 billion, reflecting new investments

•      Other assets decreased by 30%, or Ps. 47.8 billion, mainly as a result of the application of the new Bulletin D-3 “Labor Obligations”, which separates pensions from benefits and no longer requires a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

Total liabilities

Liabilities increased 5%

Total liabilities increased by 5% to Ps. 1,031.5 billion (US$95.6 billion)

•      Short-term liabilities increased by 12%, or Ps. 18.6 billion, to Ps. 172.7 billion (US$16.0 billion), primarily as a result of the increase in taxes payable and financial derivative instruments

•      Long-term liabilities increased by 4%, or Ps. 34.3 billion, to Ps. 858.9 billion (US$79.6 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under “Financing Activities”.

PEMEX financial results report as of September 30, 2005	20/46
www.pemex.com

PEMEX	Investor Relations

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums decreased by 1%, to Ps. 342.7 billion (US$31.8 billion) from Ps. 346.1 billion. The Ps. 3.5 billion decrease resulted from:

•      A decrease of Ps. 41.8 billion due to a change in accounting standard in accordance with Bulletin D-3 “Labor Obligations” that separates pensions and benefits and no longer requires a minimal reserve for retirements benefits

•      An increase of Ps. 14.3 billion due to a decrease of one year in the funding period

•      A partially offsetting increase of Ps. 12.1 billion due to the difference between actual and expected wage negotiations

•      An increase of Ps. 3.0 billion due to a decrease in the pension fund

•      An increase of Ps. 4.5 billion due to one more year of payroll seniority

•      An increase of Ps. 4.1 billion due to changes in actuarial assumptions

•      An increase of Ps. 0.2 billion due to the establishment of a reserve of severance payments

•      An increase of Ps. 8.6 billion due to the application of the Voluntary Retirement Program

•      A decrease of Ps. 8.5 billion due to the recognition of the initial effect in 2004 of the medical services provided to all employees, active and non-active

Equity

Decrease of 4%

PEMEX’s equity decreased by 4%, or Ps. 0.5 billion, from Ps. 13.9 billion to Ps. 13.4 billion (US$1.2 billion). The decrease in equity was due to:

•      An offsetting effect of Ps. 35.5 billion due to the capitalization of the duty for infrastructure paid in 2004

•      A decrease of Ps. 7.0 billion attributable to the excess of the threshold affecting the intangible asset associated with the reserve for retirement payments, pensions and seniority premiums

•      A decrease of Ps. 6.4 billion due to the restatement of equity

•      A decrease of Ps. 10.0 billion due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”

•      An increase of Ps. 12.5 billion in cumulative net losses

PEMEX financial results report as of September 30, 2005	21/46
www.pemex.com

PEMEX	Investor Relations

Results by segment

Operating income

The operating loss of Pemex Refining totaled Ps. 18.2 billion (US$1.7 billion), Ps. 8.7 billion higher as compared to the September 30, 2004. It is worth mentioning that since February 2005, the reference price of some products marketed by refining, mainly diesel and magna gasoline, has been higher to the retail established price. The difference would be equal to a negative IEPS tax. Nevertheless, since negative taxes do not exist, the price received by refining is limited by the retail established price generating an additional loss.

The operating loss of Pemex Petrochemicals totaled Ps. 6.2 billion (US$0.6 billion), Ps. 0.2 billion higher as compared to the September 30, 2004.

Changes in financial position

Funds provided by operating activities	Funds provided by operating activities totaled Ps. 49.1 billion (US$4.6 billion). The increase of Ps. 17.5 billion is primarily due to the increase in the variation of the intangible asset derived from the actuarial computation of labor obligations and other assets and taxes payable.

Funds provided by financing activities	Funds provided by financing activities totaled Ps. 34.3 billion (US$3.2 billion). The decrease of Ps. 21.9 billion is mainly due to the amortization of securities.

Funds used in investing activities

Funds used in investing activities totaled to Ps. 58.0 billion (US$5.4 billion) as a result of an increase in fixed assets.

Taking into account exploration and non-successful drilling expenses, as well as non-capitalized maintenance, funds used in investing activities totaled Ps. 84.7 billion (US$7.8 billion)

Change in functional currency

Change in the functional currency of the Master Trust	As of September 30, 2005 the US dollar remains as the Master Trust functional currency for financial information under Mexican Generally Accepted Accounting Principles (Mexican GAAP).

PEMEX financial results report as of September 30, 2005	22/46
www.pemex.com

PEMEX	Investor Relations

Annual Report amendment under the 20-F form format for the Securities and Exchange Commission (SEC)

20-F amendment	The United States Securities and Exchange Commission periodically makes detailed revisions to annual reports under 20-F form format. In 2005, the SEC revised PEMEX’s 20-F form as of December 31, 2004. This revision resulted in an amendment that basically consists of corrections to the company’s information by segment including: (i) Petróleos Mexicanos (Corporate), (ii) Subsidiary Entities that guarantees PEMEX’s debt (Pemex Exploración y Producción, Pemex Gas y Petroquímica Básica and Pemex Refinación) and (iii) Pemex Petroquímica.

Financing activities

Financing activities

Funds raised year to date

Year to date, US$8.5 billion were raised as follows:

•      US$1.9 billion in foreign capital markets

•      US$2.9 billion in the Mexican capital market

•      US$0.9 billion in the Mexican capital market, as part of the pre-funding of the financing requirements for 2006

•      US$2.2 billion in bank loans

•      US$0.6 billion from export credit agencies (ECA’s)

Approximately 60% of this amount has been raised in the international markets, and the rest was raised in the Mexican market.

Financing program for the remainder of 2005	For the rest of 2005, PEMEX plans to raise approximately an additional US$1 billion, which is expected to be financed by export credit agencies (ECA’s). Additionally, and depending on market conditions, PEMEX may continue pre-funding its financing program for 2006.

PEMEX financial results report as of September 30, 2005	23/46
www.pemex.com

PEMEX	Investor Relations

Capital markets

Master Trust

During 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

•      On February 24, 2005, it issued EUR1.0 billion of its 5.5% coupon notes due 2025

•      On March 22, 2005, it entered into a syndicated credit facility of US$4.3 billion divided into two tranches:

•        US$2.2 billion maturing on 2010 bearing an interest rate of LIBOR plus 50 basis points

•        US$2.1 billion maturing on 2012 bearing an interest rate of LIBOR plus 65 basis points

•        Of the US$4.3 billion obtained in this credit facility, US$2.2 billion were used to refinance current syndicated credit facilities and the rest was used to finance this year’s capital expenditures.

•      On June 8, 2005, it issued US$ 1.5 billion notes divided in two tranches:

•        US$1.0 billion maturing on 2015 with a 5.57% coupon

•        US$0.5 billion maturing 2035 with a 6.625% coupon

•      On July 18, 2005, it amended its US$1.25 billion revolving syndicated credit facility originally signed in June 2004. The amendment involved:

•        A reduction of the interest rate margins over LIBOR payable

•        A reduction of the commitment fee

•        A one year extension of the maturity of the facility

•      On August 31, 2005 it issued US$ 175 million notes bearing interest rate at LIBOR plus 0.425% maturing on 2008

F/163

During 2005, the Trust F/163, a Mexican trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings

•      On December 23, 2004, it issued in the Mexican market notes denominated in Unidades de Inversión (Units of Investment or UDI’s) equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate yield and a 15 year maturity

•      On February 1, 2005, it reopened the UDI’s issuance for an amount equivalent to Ps. 6 billion with a 9.07% interest rate yield and a 15 year maturity

•      On February 11, 2005, it issued in the Mexican market notes for Ps.15 billion. The issuance was done in two tranches:

•        Ps. 7.5 billion, with a floating coupon rate equal to 91 days CETES plus 51 basis points, due in 2010

•        Ps. 7.5 billion, with a floating coupon rate equal to 182 days CETES plus 57 basis points, due in 2013

•      On May 13, 2005, it reopened the February 2005 issuance for Ps.10 billion, divided in two tranches:

•        Ps. 5.013 billion, with a yield equal to 91 days CETES plus 49 basis points, due in 2010

•        Ps. 4.987 billion, with a yield equal to 182 days CETES plus 55 basis points, due in 2013

•      On July 29, 2005, it issued in the Mexican market Ps. 5 billion of notes with stripped coupons at 9.91% and a 10 year maturity

•      On October 21, 2005, it reopened the issuance of July 2005 by issuing Ps. 4,500 million, and it also issued in the Mexican market notes for Ps.5,500 million with a floating coupon rate equal to 91 days CETES plus 35 basis points, due in 2011

PEMEX financial results report as of September 30, 2005	24/46
www.pemex.com

PEMEX	Investor Relations

Pemex Finance

On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes which were financially guaranteed by an insurance policy and therefore were rated AAA:

The notes selected for redemption were trading in the secondary market at return rates similar to those of the bonds that are not financially guaranteed by an insurance policy, and that are issued by other PEMEX financing vehicles. The approximate principal amount of the redeemed notes was US$994 million:

•      US$194 million principal amount of 6.55% notes due 2008

•      US$400 million principal amount of 6.30% notes due 2010

•      US$250 million principal amount of 7.33% notes due 2012

•      US$150 million principal amount of 7.80% notes due 2013

The notes were redeemed at a price equal to the principal amount thereof plus accrued interest thereon and make-whole premium. The outstanding principal amount of the remaining Pemex Finance, Ltd. notes is US$2.4 billion with maturities between 2007 and 2018.

Total debt

Total debt of US$48.0 billion

Total consolidated debt including accrued interest was Ps. 517.8 billion (US$48.0 billion). This figure represents an increase of 3%, or Ps.15.2 billion, compared to the figure recorded on September 30, 2004. Total debt includes:

•      Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163, RepCon Lux S.A. and Pemex Finance, Ltd

•      Notes payable to contractors

On July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd., under Mexican Generally Accepted Accounting Principles, are consolidated into the financial statements of Petróleos Mexicanos. Consequently, sales of accounts receivable were reclassified into documented debt. This option can only be exercised once the remaining debt of Pemex Finance, Ltd., which is approximately US$2.4 billion, has been redeemed.

Net debt of US$37.6 billion	Net debt, or the difference between debt and cash equivalents, increased Ps. 33.8 billion, to Ps. 406.1 billion (US$ 37.6 billion) as of September 30, 2005, from Ps. 372.3 billion.

PEMEX financial results report as of September 30, 2005	25/46
www.pemex.com

PEMEX	Investor Relations

Table 19

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated total debt

	As of September 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Documented debt(1)	449,408	503,514	12%	54,106	46,662
Short-term	59,949	20,537	-66%	(39,413)	1,903
Long-term	389,459	482,978	24%	93,519	44,759

Notes payable to contractors	14,941	14,309	-4%	(632)	1,326
Short-term	2,723	1,680	-38%	(1,043)	156
Long-term	12,218	12,629	3%	410	1,170

Sale of future accounts receivable(2)	38,263	—	-100%	(38,263)	—
Long-term	38,263	—	-100%	(38,263)	—

Total debt	502,612	517,823	3%	15,211	47,988
Short-term	62,672	22,217	-65%	(40,455)	2,059
Long-term	439,940	495,606	13%	55,666	45,929

Cash & cash equivalents	130,333	111,766	-14%	(18,568)	10,358

Total net debt	372,279	406,057	9%	33,778	37,630

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

(1)	Consistent with debt figures presented in U.S. Securities and Exchange Commission filings.

(2)	Represents Pemex Finance debt.

Note: Numbers may not total due to rounding.

Short-term debt

Total debt with a remaining maturity of less than twelve months was Ps. 22.2 billion (US$2.1 billion), including:

•      Ps. 20.5 billion (US$1.9 billion) in documented debt

•      Ps. 1.7 billion (US$0.2 billion) in notes payable to contractors

Long-term debt

Total long-term debt was Ps. 495.6 billion (US$45.9 billion). This figure includes:

•      Ps. 483.0 billion (US$44.8 billion) in documented debt

•      Ps. 12.6 billion (US$1.2 billion) in notes payable to contractors

PEMEX financial results report as of September 30, 2005	26/46
www.pemex.com

PEMEX	Investor Relations

Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 20

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Maturity profile

	As of September 30,
	(Ps. mm)	US$mm
Documented debt in pesos	94,838	8,789
2005	337	31
January - September 2006	2,333	216
October 2006 - September 2007	555	51
October 2007 - September 2008	17,499	1,622
October 2008 - September 2009	3,333	309
October 2009 and beyond	70,782	6,560

Documented debt in other currencies	422,985	39,199
2005	10,706	992
January - September 2006	20,056	1,859
October 2006 - September 2007	43,289	4,012
October 2007 - September 2008	39,369	3,648
October 2008 - September 2009	59,190	5,485
October 2009 and beyond	250,375	23,203

Total debt	517,823	47,988

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Note: Numbers may not total due to rounding.

Duration	PEMEX plans to smooth its maturity profile regardless of the duration of its outstanding debt. The average duration of its debt exposure is presented in the following table.

Table 21

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Average duration of debt exposure

	As of September 30,
	2004	2005	Change
	(Years)
U.S. Dollars	4.4	4.1	(0.3)
Mexican pesos	0.6	2.2	1.6
Euros	0.9	1.2	0.3
Japanese yen	2.8	2.3	(0.5)
Swiss francs	0.4	0.2	(0.2)
Total	3.9	3.8	(0.2)

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	27/46
www.pemex.com

PEMEX	Investor Relations

Interest rate risk	PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2005, approximately 64% of PEMEX’s debt exposure carried a fixed interest rate, and 36% of its debt bore interest at floating rates.

More financing in pesos	Although most of PEMEX’s debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing, PEMEX’s U.S. dollar debt exposure has decreased about 8 percentage points.

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 22

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Debt exposure

(excluding accrued interest)

	As of September 30,
	2004	2005	2004	2005	2004	2005
			Percentage At fixed rate
	By currency				At floating rate
U.S. Dollars	87.86%	80.09%	68.40%	68.01%	31.60%	31.99%
Mexican pesos	11.89%	19.75%	14.98%	49.05%	85.02%	50.95%
Euros	0.01%	0.00%	16.08%	28.45%	83.92%	71.55%
Japanese yen	0.23%	0.16%	100.00%	100.00%	0.00%	0.00%
Swiss francs	0.001%	0.0002%	0.00%	0.00%	100.00%	100.00%
Total	100.00%	100.00%	62.11%	64.32%	37.89%	35.68%

Note: Numbers may not total due to rounding.

Crude oil price risk

PEMEX maintained its short-term hedging program, which was established in the first quarter of 2005, to mitigate the impact of crude oil price volatility on its cash flows.

The program consists of acquiring options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX’s annual crude oil production.

PEMEX financial results report as of September 30, 2005	28/46
www.pemex.com

PEMEX	Investor Relations

Other relevant topics

New fiscal regime

On October 20, 2005, the Chamber of Deputies approved a new fiscal regime for PEMEX based on the observations sent to the Congress by President Vicente Fox on September 1, 2005.

The President’s observations refer to the proposal to modify PEMEX’s fiscal regime which had been approved on June 28, 2005, by the Chamber of Deputies in an Extraordinary Session. This proposal had been previously approved by the Senate on April 27, 2005.

The observations generally focused on three aspects:

•      Technical issues and clarifications on PEMEX’s fiscal regime

•      Clarifications about the allocation of excess resources to states and municipalities

•      The linkage of PEMEX’s fiscal regime to the implementation of best practices on corporate governance

In case the new fiscal regime is approved, it will go into effect on January 1, 2006.

Under the proposed new tax regime, Pemex Exploration and Production will be governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities will continue to be governed by the Ley de Ingresos de la Federación. The new fiscal regime for Pemex Exploration and Production consists of the following duties:

•      Ordinary duty on hydrocarbons.- From 2006 to 2009, a variable tax rate will apply, depending on the average Mexican crude oil export price and the specific year[4]. The rate would vary from 78.68% to 87.81% in 2006, and would become a uniform rate of 79% in 2010 and thereafter. This duty would apply to the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses and the other duties)[5]

•      Duty on hydrocarbons for the oil revenues stabilization fund.- The rate will range from 1% to 10%, on the value of the extracted crude oil production, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel[6]

•      Extraordinary duty on crude oil exports.- The rate will be 13.1% on the realized value of oil exports in excess of estimated value of oil exports budgeted by Congress. This duty is to be credited against the duty for hydrocarbons for the oil revenues stabilization fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states’ revenues

•      Duty on hydrocarbons fo the fund for scientific and technological research on energy.- The rate will be 0.05% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Mexican Petroleum Institute (IMP)

4	See Table A10

5	See Table A11

6	See Table A12

PEMEX financial results report as of September 30, 2005	29/46
www.pemex.com

PEMEX	Investor Relations

•      Duty on hydrocarbons for fiscal monitoring of oil activities.- The rate will be 0.003% on the value of extracted production. Based on the Federal Budget, the proceeds will be destined to the Auditoría Superior de la Federación (Federal Auditing entity)

•      Additional duty.- From 2006 to 2008, this duty will be applied if and only if the actual annual crude oil production is below the target production for a given year[7]

Presidential energy proposal

On September 12, 2005, President Vicente Fox announced a new proposal containing ten energy related measures. These measures are aimed at managing the emergency caused by Hurricane Katrina, which increased energy costs, and strengthening permanently the national energy supply structure.

The President sent to the Chamber of Deputies an initiative containing constitutional reforms designed to complement public investment in exploration and development activities related to non associated natural gas with private investment.

The President also sent an initiative to amend the Reglamentary Law on Oil Subjects of the Article 27 of the Mexican Constitution, as well as to modify three articles of the Federal Energy Regulatory Commission Law. The purpose of this initiative is to complement public investment in transport and storage infrastructure for crude oil and its derivatives with private investment.

In addition, President Vicente Fox issued decrees that would implement price caps for natural gas, liquefied petroleum gas (LPG) and electricity.

As a result, LPG and natural gas retail prices do not reflect in its entirety the increase of the international reference prices used to determine prices in Mexico.

President Vicente Fox also announced his intention to diversify natural gas supply sources, an energy program to support micro, small and medium-sized enterprises, plans to construct the first wind power plant and the active participation of the Mexican society in energy policy definition.

Hurricane Emergency Response Plan (PREH)	Since 1998, PEMEX has utilized the Hurricane Emergency Response Plan (PREH) to respond in an orderly and timely fashion to the presence of hurricanes. Some of the main actions that comprise the PREH are partial or total evacuation of off-shore personnel, well shut-in’s, temporary hydrocarbon output suspension and facilities protection measures.

Hurricane Katrina

Hurricane Katrina affected nine US refineries located in the Gulf of Mexico. Four of these refineries have a commercial relationship with PEMEX but only one requested the deferral of seven Maya crude cargoes, which contained a total of 3.5 million barrels.

PEMEX undertook the appropriate steps to allocate the deferred cargoes within its customers’ portfolio.

[7]	See Table A13 and methodology of calculation

PEMEX financial results report as of September 30, 2005	30/46
www.pemex.com

PEMEX	Investor Relations

Hurricane Rita

Hurricane Rita deferred the offloading of fuel at the Progresso Terminal in the Peninsula of Yucatán, which caused delays in the delivery of fuels to service stations. This situation was reversed once the offloading and pumping of fuels resumed. There were no supply shortages.

In addition, PEMEX evacuated approximately 200 workers from the Ocean Whittington and Hacuriyu V exploratory drilling platforms, which are located in the north of the Gulf of Mexico. There was no impact on crude oil production.

A storm contingency plan was implemented at Deer Park refinery, in Houston. All the personnel were evacuated and the facility was temporarily closed.

PEMEX performed a detailed inspection of the infrastructure within Mexico in order to guarantee the existence of optimal safety conditions and renew operations as soon as possible.

According to the Hurricane Emergency Response Plan Working Group there were no damages to the infrastructure and operations were fully resumed.

Hurricane Stan	According to the Hurricane Emergency Response Plan Working Group there were no damages to the infrastructure and operations were fully resumed.

Indirect effects of hurricanes

In order to reduce the indirect impacts caused by Hurricanes Katrina and Rita on PEMEX’s operations, as a consequence of the damages caused in the United States, several actions were implemented to guarantee the supply of natural gas, liquefied petroleum gas (LPG), gasoline and diesel including the following:

•      Regarding the supply of natural gas, PEMEX secured this through additional imports (275 MMcfd) via the Mexico – US border

•      Regarding the supply of LPG, current storage levels are sufficient

•      Regarding the supply of gasoline, PEMEX has diversified its sources by purchasing fuels from alternative suppliers

•      Regarding the supply of diesel, the current import program is adequate

PEMEX leased two very large crude carriers (VLCC’s) to reduce the possibility of production shut-ins, due to storage capacity restrictions derived from the deferment of crude oil loadings.

PEMEX financial results report as of September 30, 2005	31/46
www.pemex.com

PEMEX	Investor Relations

New collective bargaining agreement

On August 25, 2005, PEMEX and the Union executed a new collective bargaining agreement that became effective retroactively on August 1, 2005, in accordance with the terms of an extension granted during the negotiation process. By reaching an agreement before September 1, 2005, PEMEX and the Union averted a threatened labor strike. The terms of the new agreement provide for a 4.1% increase in wages and a 1.9% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2007.

On August 17, 2005, the Board of Directors of Petróleos Mexicanos authorized the Director General to execute an amendment to the side agreement executed in July 2004 with the Union, in order to make certain adjustments required by applicable regulations and to establish a mechanism for the payment of benefits previously agreed upon in the side agreement executed in July 2004. This amendment was executed on August 26, 2005.

During 2005 PEMEX will allocate Ps. 2.8 billion to medical services including hospital equipment and purchases of medicines, as well as Ps. 49 million to build and maintain sports facilities across the country.

Incidents

Since July, 2005, the following incidents occurred in the states of Veracruz, Tabasco, Puebla, Tamaulipas and Estado de Mexico:

•      On July 8, 2005, a leak in the 48 inch gas pipeline that runs from Dos Bocas to La Trinidad, Tabasco, caused a fire resulting from natural gas getting ignited. Studies determined that no gas spread to the atmosphere

•      On July 13, 2005, an explosion occurred in a 36 inch crude oil pipeline running from the Pajaritos Maritime Terminal to the single buoy in the Allende Congregation, in the state of Veracruz. No environmental damage or risk to the surrounding communities was registered

•      On July 24, 2005, a leakage registered in the 20 inch ethane pipeline running from the Cactus Gas Processing Center in Chiapas to the Petrochemical Complex La Cangrejera in Veracruz. The pipeline was sectioned, the pumping of ethane stopped, and people were evacuated from the farmland El Paraíso. No damages were registered

•      On July 26, 2005, a leak of condensates occurred in the off-load pipe at the gathering station Cañón 1 in Reynosa, Tamaulipas. It is believed that this incident resulted from water currents and land movements caused by Hurricane Emily. The National Water Commission, the University of Tamaulipas and PEMEX examined the water of the Rio Bravo and determined there was no pollution

•      On August 18, 2005, a gasoline leakage occurred in La Ceiba – Zoquital section of the 18 inch pipeline in the municipality of Xicotepec de Juárez, in the state of Puebla

•      On August 19, 2005, an accident took place in the Madero Refinery in the state of Tamaulipas due to an explosion in a transformer of the Substation 3. No hydrocarbon leakage was registered

•      On August 24, 2005, a leak of liquefied gas occurred in the 24 inch gas pipeline running from the Cactus Gas Processing Center to the Venta de Carpio sector in the municipality of Tepetlaoxtoc in the Estado de Mexico. No people were injured

PEMEX financial results report as of September 30, 2005	32/46
www.pemex.com

PEMEX	Investor Relations

•      On August 31, 2005, a crude oil leakage was registered in the 3 inch pipeline in the Matlaltoyucan village in the Francisco Z. Mena municipality in the state of Puebla

•      On September 9, 2005, a leak of liquefied gas occurred in pumping station No. 5 of Pemex Gas y Petroquímica Básica, located in Ciudad Mendoza, Veracruz. Gas flaring was required in order to control the leakage

•      On September 18, 2005, a crude oil leakage was registered in a 3 inch draining line that goes into the Moloacán No. 1 battery in the municipality of Ixhuatlán del Sureste, in Veracruz

•      On October 18, 2005, a leakage of approximately 200 barrels of crude oil occurred in El Chapo, in the municipality of Nanchital. The leak was caused in a pore of the 30 inch oil pipeline running from Nuevo Teapa to Poza Rica

•      On October 25, 2005, a leakage of approximately 60 barrels of crude oil was registered in the Haliburton – Santa Agueda highway, in the municipality of Papantla, Veracruz. The leakage occurred in a 12 inch pipeline running from Ezequiel Ordoñez to the Poza Rica Storage and Pumping Central

•      On October 27, 2005 a crude oil leakage was registered on a 4 inch pipeline at dam on construction in the municipality of Poza Rica, Veracruz. It is presumed that the leak was caused by the impact of construction equipment. No personal injuries or habitational damage was reported. The affected pipeline has already been replaced

In collaboration with the Governments of the states of Veracruz, Tabasco, Puebla, Tamaulipas and Estado de Mexico, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

PEMEX financial results report as of September 30, 2005	33/46
www.pemex.com

PEMEX	Investor Relations

Annex

Table A1

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Crude oil production by selected fields (quarterly)

	2002				2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(Mbd)
Total	3,174	3,157	3,174	3,204	3,324	3,332	3,415	3,411	3,382	3,422	3,382	3,346	3,316	3,425	3,286

Northeast Marine Region	2,112	2,116	2,164	2,214	2,346	2,376	2,467	2,474	2,440	2,479	2,436	2,408	2,375	2,450	2,305
Akal and Nohoch	1,816	1,829	1,853	1,907	1,995	2,023	2,096	2,101	2,085	2,110	2,074	2,047	2,067	2,041	1,905
Ku	185	176	193	185	202	196	197	195	185	194	197	189	159	213	213
Zaap	22	19	21	23	28	31	51	54	53	53	54	68	53	77	75
Maloob	30	35	36	41	51	53	48	46	51	55	55	50	38	51	48
Chac	17	17	17	17	19	20	21	22	23	23	11	11	10	13	12
Kutz	7	9	11	9	13	11	13	14	9	12	13	13	10	14	11
Otros	36	30	31	31	39	42	41	42	34	33	31	30	37	40	39

Southwest Marine Region	488	462	433	427	410	399	393	388	389	391	388	384	381	394	390
Caan	141	136	129	126	119	117	111	110	107	109	109	106	102	100	95
Chuc	111	111	103	104	98	101	99	96	92	93	93	94	98	103	99
Abkatún	88	80	75	76	75	72	67	63	59	57	52	50	49	47	41
Taratunich	41	39	38	39	36	34	38	37	35	33	33	32	27	24	17
Pol	49	43	39	37	38	36	34	32	30	28	23	21	19	18	16
Otros	58	53	48	45	43	40	44	51	67	72	78	81	86	102	122

South Region	497	503	503	491	496	485	480	472	474	471	475	471	479	495	508
Puerto Ceiba	31	43	40	38	37	43	51	55	70	79	82	77	77	81	81
Samaria	73	72	71	68	77	76	71	67	66	64	60	59	60	64	68
Iride	40	43	43	45	47	43	43	45	45	46	46	48	48	50	51
Jujo	55	56	56	56	54	54	49	48	47	45	45	41	45	52	51
Cunduacán	20	19	22	22	22	22	23	25	24	24	28	28	28	30	27
Tecominoacán	28	27	26	26	24	23	24	23	21	19	18	19	20	22	23
Cárdenas	16	16	16	16	15	14	14	14	14	14	13	11	11	14	18
Sen	36	33	31	25	25	24	21	16	9	11	15	16	17	18	19
Pijije	9	9	10	10	11	12	13	13	12	11	11	10	10	12	14
Jolote	15	15	14	14	13	12	11	11	12	11	11	10	9	10	10
Cactus	12	10	10	9	11	11	12	13	11	11	11	10	11	9	9
Bellota	10	10	10	10	9	8	9	8	10	10	9	9	10	9	9
Chinchorro	9	9	10	10	10	11	10	10	10	9	8	8	8	8	8
Yagual	4	4	4	4	4	3	4	4	4	5	7	10	11	11	13
Rodador	1	2	4	5	7	7	8	7	7	7	6	5	5	5	5
Otros	137	136	137	134	131	122	119	115	111	107	107	108	108	101	104

North Region	77	76	74	72	71	72	74	77	80	80	82	83	81	86	84
Poza Rica	10	11	11	10	9	9	10	11	10	11	12	11	10	10	10
Arenque	8	8	8	10	9	9	9	8	8	8	8	9	10	10	9
Agua Fría	2	2	2	2	2	2	2	3	6	6	6	8	6	6	5
Tajín	1	1	1	1	2	2	4	6	6	6	6	5	6	6	6
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5	5
Constituciones	6	6	6	5	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	39	39	39	39	39	39	39	38	40	38	39	43	43

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	34/46
www.pemex.com

PEMEX	Investor Relations

Table A2

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Natural gas production by selected fields (quarterly)

	2002				2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(MMcfd)
Total	4,441	4,443	4,409	4,402	4,441	4,425	4,563	4,562	4,557	4,570	4,577	4,586	4,640	4,861	4,839

Northeast Marine Region	812	818	842	853	913	924	963	962	948	959	945	938	918	965	914
Akal and Nohoch	664	667	676	696	728	738	765	767	761	770	757	747	755	745	695
Ku	91	98	106	99	118	116	108	102	102	101	102	98	82	106	109
Otros	56	53	60	58	67	69	90	93	85	89	86	93	81	113	110

Southwest Marine Region	660	632	595	596	580	578	582	585	609	600	599	602	601	654	656
Caan	222	217	210	211	197	209	208	211	222	221	207	212	207	216	205
Chuc	139	136	125	125	119	121	120	116	105	92	92	92	97	108	117
Taratunich	65	67	63	65	64	61	71	71	69	65	67	62	54	49	32
Sinan	—	—	—	—	—	—	—	5	32	44	57	61	63	80	89
Abkatún	68	61	58	61	58	57	56	55	52	49	45	42	43	42	33
Uech	45	42	44	42	43	37	41	38	39	40	36	32	28	25	22
Otros	121	109	95	91	99	93	84	90	91	89	96	101	109	134	160

South Region	1,705	1,719	1,713	1,678	1,644	1,634	1,641	1,601	1,532	1,507	1,486	1,456	1,419	1,408	1,398
Muspac	210	213	251	264	245	216	204	196	171	146	133	128	124	116	117
Samaria	88	97	95	94	91	95	102	106	102	102	106	99	94	89	89
Catedral	123	130	121	123	134	133	125	120	111	104	95	92	82	75	71
Giraldas	105	105	102	99	95	95	98	95	91	90	87	87	83	78	69
Copano	83	82	78	76	76	79	86	84	84	84	74	72	70	68	64
Cunduacán	51	48	51	53	54	54	43	68	72	70	72	69	77	90	90
Iride	75	75	72	76	79	73	80	78	67	69	68	77	83	92	96
Puerto Ceiba	25	28	23	22	21	26	33	34	43	52	58	57	52	54	53
Jujo	80	75	65	65	65	62	55	50	47	46	48	41	46	53	59
José Colomo	52	48	45	42	39	38	36	35	37	35	35	35	35	35	36
Sen	101	98	91	74	75	71	63	47	25	30	38	39	41	45	47
Pijije	22	24	29	29	32	35	37	36	35	32	32	30	29	34	41
Luna	98	91	81	70	60	53	47	43	36	33	31	30	30	21	25
Tecominoacán	30	32	31	27	26	24	26	24	30	30	30	33	31	36	33
Saramako	—	—	0	8	9	9	18	21	21	23	32	36	29	28	25
Cárdenas	29	30	33	30	28	29	28	26	24	23	30	29	26	29	40
Cactus	19	19	18	19	22	25	24	29	26	25	27	23	25	23	22
Bellota	31	31	27	25	22	27	30	29	29	30	20	22	26	26	23
Otros	481	493	502	481	470	491	505	479	480	481	471	456	438	415	401

North Region	1,264	1,273	1,259	1,276	1,304	1,290	1,377	1,414	1,469	1,504	1,547	1,590	1,703	1,834	1,871
Culebra	249	211	209	206	208	201	200	196	179	164	153	182	182	185	167
Cuitláhuac	119	114	104	100	93	92	87	91	92	104	129	127	116	115	116
Arcos	153	157	143	140	149	155	134	125	128	115	90	82	76	81	101
Cocuite	26	33	57	62	65	79	105	110	112	99	102	92	84	77	71
Vistoso	—	—	—	—	—	—	—	32	59	79	85	95	111	118	119
Santa Rosalia	52	68	75	59	51	40	53	67	62	66	70	55	56	56	58
Corindón	61	63	58	55	54	63	63	56	62	49	44	44	45	41	36
Arcabuz	47	51	46	40	37	33	32	32	38	35	41	47	54	67	76
Torrecillas	15	19	23	27	30	32	38	36	36	46	38	36	36	41	41
Velero	11	15	13	14	17	19	22	29	41	36	38	38	50	50	49
Arenque	30	28	28	29	29	30	32	31	32	32	33	32	31	32	33
Copite	36	35	32	31	30	21	28	28	28	29	30	30	28	27	22
Otros	466	479	470	514	540	526	583	580	601	648	693	732	833	945	982

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	35/46
www.pemex.com

PEMEX	Investor Relations

Table A3

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated balance sheets

	As of September 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Current assets	252,009	308,120	22%	56,111	28,554

Cash & cash equivalents	130,333	111,766	-14%	(18,568)	10,358

Accounts receivable	84,179	133,618	59%	49,440	12,383
Inventories	37,497	52,617	40%	15,120	4,876
Financial derivative instruments	—	10,119		10,119	938

Properties and equipment	581,607	625,651	8%	44,044	57,981
Other assets	158,924	111,161	-30%	(47,763)	10,302

Total assets	992,540	1,044,932	5%	52,392	96,836

Short-term liabilities	154,123	172,675	12%	18,552	16,002
Short-term debt(1)	62,672	22,217	-65%	(40,455)	2,059
Suppliers	24,820	24,863	0%	44	2,304
Accounts payable and accrued expenses	14,519	27,249	88%	12,731	2,525
Taxes payable	52,112	77,232	48%	25,120	7,157
Financial derivative instruments	—	21,114		21,114	1,957

Long-term liabilities	824,533	858,862	4%	34,329	79,593
Long-term debt(2)	439,940	495,606	13%	55,666	45,929
Reserve for retirement payments, pensions and seniority premiums	346,140	342,666	-1%	(3,474)	31,756
Other non-current liabilities(3)	25,455	20,589	-19%	(4,866)	1,908
Capital pending to be authorized	12,998	—	-100%	(12,998)	—

Total liabilities	978,655	1,031,537	5%	52,881	95,595

Total equity	13,885	13,395	-4%	(490)	1,241

Total liabilities & equity	992,540	1,044,932	5%	52,392	96,836

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors.

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and Repcon Lux), notes payable to contractors and sale of future accounts receivable.

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	36/46
www.pemex.com

PEMEX	Investor Relations

Table A4

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated income statement

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	204,199	241,327	18%	37,128	22,364	574,429	662,344	15%	87,915	61,381
Domestic sales(1)	115,069	127,308	11%	12,239	11,798	334,413	362,526	8%	28,112	33,596
Exports	89,131	114,020	28%	24,889	10,566	240,015	299,818	25%	59,803	27,785

Costs and expenses(2)	94,727	94,538	0%	(189)	8,761	233,973	266,332	14%	32,360	24,682
Cost of sales	80,070	75,291	-6%	(4,779)	6,977	191,927	215,758	12%	23,831	19,995
Distribution expenses	4,662	5,571	20%	909	516	13,718	14,943	9%	1,225	1,385
Administrative expenses	9,996	13,676	37%	3,681	1,267	28,328	35,631	26%	7,304	3,302

Operating income	109,472	146,790	34%	37,317	13,603	340,456	396,011	16%	55,555	36,699

Comprehensive financing cost	(9,859)	9,098	192%	18,957	843	8,948	3,730	-58%	(5,218)	346
Other expenses (revenues)	(13,298)	(6,961)	48%	6,337	(645)	(5,203)	(13,689)	-163%	(8,485)	(1,269)

Income before taxes and duties	132,628	144,652	9%	12,023	13,405	336,712	405,970	21%	69,258	37,622

Taxes and duties	126,806	154,595	22%	27,789	14,327	351,810	413,272	17%	61,462	38,299
Hydrocarbon extraction duties and other	114,236	152,459	33%	38,223	14,129	303,996	395,542	30%	91,546	36,656
Special Tax on Production and Services (IEPS)	12,570	2,136	-83%	(10,434)	198	47,814	17,730	-63%	(30,084)	1,643

Cumulative effect due to the adoption of new accounting standards	—	55		55	5	(10,646)	4,417		15,063	409

Net income (loss)	5,822	(9,889)	-270%	(15,711)	(916)	(25,745)	(2,885)	89%	22,859	(267)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

(1)	Includes the Special Tax on Production and Services (IEPS), which was Ps. 12,570 million in third quarter of 2004 and Ps. 2,136 million in the third quarter of 2005.

(2)	Includes the cost of the reserve for retirement payments, pensions and indemnities.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	37/46
www.pemex.com

PEMEX	Investor Relations

Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Equity

	As of September 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Total equity	13,885	13,395	-4%	(490)	1,241
Certificates of contribution “A”	88,377	88,377	0%	—	8,190
Capitalized proceeds from the duty for infrastructure	—	35,499		35,499	3,290
Effect of the reserve for retirement payments	—	(7,093)		(7,093)	(657)
Comprehensive income	—	(10,011)		(10,011)	(928)
Restatement of equity	139,107	132,719	-5%	(6,388)	12,299
Accumulated net income (losses)	(213,599)	(226,094)		(12,495)	(20,953)
From prior years	(187,854)	(223,208)		(35,354)	(20,685)
Net income (loss) for the period	(25,745)	(2,885)		22,859	(267)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	38/46
www.pemex.com

PEMEX	Investor Relations

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Consolidated statements of changes in financial position

	As of September 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	(25,745)	(2,885)		22,859	(267)
Charges to operations not requiring the use of funds:	63,903	44,903	-30%	(19,000)	4,161
Depreciation and amortization	32,381	36,976	14%	4,595	3,427
Cost of the reserve for retirement payments, pensions and indemnities	41,458	41,985	1%	527	3,891
Foreign exchange loss (gain)	4,059	(25,758)		(29,818)	(2,387)
Liabilities and assets restatement due to inflation loss (gain)	(13,994)	—		13,994	—
Other non-cash flow items	—	(8,299)		(8,299)	(769)
Funds from net income (loss)	38,159	42,017	-119%	3,859	3,894
Changes in working capital:	(6,565)	7,119		13,684	660
Accounts, notes receivable and other	(9,074)	(8,950)		123	(829)
Inventories	(8,105)	(16,249)		(8,144)	(1,506)
Intangible asset derived from actuarial computation of labor obligations and other assets	(14,278)	2,745		17,023	254
Suppliers	(11,058)	(2,200)		8,859	(204)
Other liabilities	35,951	31,774	-12%	(4,177)	2,945

Funds provided by (used) in operating activities	31,594	49,137	56%	17,543	4,554

Financing activities
Bank loans and securities -short term-	5,909	4,877	-17%	(1,032)	452
Bank loans and securities -long term-	88,214	144,096	63%	55,881	13,354
Other financing	16,029	—		(16,029)	—
Amortization of bank loans	(34,876)	(42,916)		(8,040)	(3,977)
Amortization of securities	(4,090)	(43,629)		(39,539)	(4,043)
Amortization of other financing	(4,263)	(20,469)		(16,207)	(1,897)
Minimum guaranteed dividends paid to the Mexican Government	(10,716)	(10,388)		328	(963)
Future increases in equity	—	2,774		2,774	257

Funds provided by (used) in financing activities	56,209	34,345	-39%	(21,864)	3,183

Investing activities
Acquisition of property, plants and equipment	(35,915)	(58,021)		(22,106)	(5,377)

Funds provided by (used) in investing activities	(35,915)	(58,021)		(22,106)	(5,377)

Net increase in cash and cash equivalents	51,888	25,461	-51%	(26,427)	2,360
Cash and cash equivalents at the beginning of the year	78,446	86,305	10%	7,859	7,998
Cash and cash equivalents at the end of the year	130,334	111,766	-14%	(18,568)	10,358

Funds provided by (used) in operating activities	31,594	49,137	56%	17,543	4,554
Funds provided by (used) in investing activities	(35,915)	(58,021)		(22,106)	(5,377)
Free cash-flow	(4,321)	(8,884)		(4,563)	(823)

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

Free cashflow and discretionary free cashflow are non Mexican GAAP measures and are reconciled to Mexican GAAP as set forth above.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	39/46
www.pemex.com

PEMEX	Investor Relations

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Total sales, net income (loss) and total assets by segment

Figures in millions of constant pesos as of September 30, 2005

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Nine months ending September 30, 2005
Total sales	508,830	264,677	150,471	20,867	396,212	(678,714)	662,343
External clients	—	238,125	95,068	14,460	296,960	17,730	662,343
Intersegment	508,830	26,552	55,403	6,408	99,252	(696,444)	—

Operating income (loss)	391,496	(18,187)	8,805	(6,181)	1,525	18,553	396,011

Net income (loss)	9,154	(18,925)	9,949	(8,157)	3,751	1,343	(2,885)

As of September 30, 2005
Assets	743,395	301,795	111,760	49,472	1,371,667	(1,533,156)	1,044,932

Nine months ending September 30, 2004
Total sales	415,566	209,448	133,482	17,143	302,449	(503,659)	574,428
External clients	—	189,621	85,087	11,891	240,015	47,814	574,428
Intersegment	415,566	19,827	48,394	5,253	62,434	(551,473)	—

Operating income (loss)	298,842	(9,492)	9,811	(6,399)	894	46,799	340,456

Net income (loss)	(18,338)	(14,955)	8,133	(10,402)	(14,918)	24,735	(25,745)
As of September 30, 2004
Total assets	681,448	266,608	99,500	33,754	985,208	(1,073,979)	992,539

*	Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of September 30, 2005.

(1)	External clients sales of Refining are net of IEPS.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	40/46
www.pemex.com

PEMEX	Investor Relations

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Short-term bonds issuances

Issuance date	Maturity date	Maturity (days)	Amount issued (Ps. mm)	Weighted average rate	28 days cetes rate of primary auction
28-07-05	25-08-05	28	500.0	9.78%	9.63%
21-07-05	18-08-05	28	500.0	9.79%	9.60%
14-07-05	11-08-05	28	500.0	9.78%	9.61%
07-07-05	04-08-05	28	500.0	9.78%	9.61%

PEMEX financial results report as of September 30, 2005	41/46
www.pemex.com

PEMEX	Investor Relations

Cash payment of taxes	The total cash payment of taxes during the third quarter of 2005 increased 19%. This was mainly because the cash payment of the Hydrocarbon extraction duties and other increased Ps. 24.1 billion, or 25%, compared to the third quarter of 2004. Nevertheless the cash payment of the Special Tax on Production and Services (IEPS) decreased Ps. 7.4 billion.

Table A9

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Cash payment of taxes

	Third quarter (July - Sep.)					Nine months ending Sep. 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	115,984	138,116	19%	22,132	12,800	322,087	377,407	17%	55,319	34,975
Hydrocarbon extraction duties and other	96,789	120,886	25%	24,097	11,203	254,888	338,890	33%	84,001	31,406
Excess gains duty	7,707	13,182	71%	5,475	1,222	17,538	20,381	16%	2,843	1,889
Special Tax on Production and Services (IEPS)	11,488	4,047	-65%	(7,441)	375	49,661	18,136	-63%	(31,525)	1,681

Cash payment of taxes to the Federal Government during the third quarter and the first nine months of 2005. Constant pesos as of September 30, 2005

Note: Numbers may not total due to rounding.

PEMEX financial results report as of September 30, 2005	42/46
www.pemex.com

PEMEX	Investor Relations

Table A10

Tax rate for the calculation of the ordinary duty on hydrocarbons

Annual weighted average price range of the mexican exported crude oil (US$/b)		Applicable rate over the value of the production of the crude oil and natural gas extracted during the year minus the permitted deductions
		2006	2007	2008	2009
0.00	19.99	87.81	85.61	83.40	81.20
20.00	21.99	87.32	85.24	83.16	81.08
22.00	23.99	83.14	82.10	81.07	80.03
24.00	25.99	82.34	81.50	80.67	79.83
26.00	27.99	81.53	80.90	80.27	79.63
28.00	and above	78.68	78.76	78.84	78.92

PEMEX financial results report as of September 30, 2005	43/46
www.pemex.com

PEMEX	Investor Relations

Table A11

Permitted deductions for the tax base calculation of the ordinary duty on hydrocarbons

Concept	Annual deduction
Investments(1)
Book value of investments made before January 1, 2006	According to Mexican GAAP
Exploration
Enhanced recovery	100%
Non-capitalized maintenance
Development Production	16.7%
Oil pipelines Gas pipelines Terminals Transportation Storage	5%
Costs
Production costs(2)	100%
Expenses
Exploration Transportation	100%

(1)	In any case, investments’ deductions will not exceed 100% of the original investments

(2)	According to Mexican GAAP and not including investments

Note: Investments, costs and expenses will not exceed the following costcap

Costcapt = (6.5 US$/b * total crude oil and associated natural gas volume in year t)

                  +(2.7 US$/Mcf * total net natural gas volume in year t)

The deductions that exceed the costcap may be deducted in the immediate following seven years according to the rules set by the SHCP

The costcap will cease to apply in 2010 should the Congress and the Federal Executive Power ammend the by-laws of PEMEX to implement corporate governance best practices

Concept	Annual deduction
Duties
Duty on hydrocarbons for the stabilization fund
Extraordinary duty on crude oil exports
Duty on hydrocarbons of the fund for scientific and technological research on energy
Duty on hydrocarbons for fiscal monitoring of oil activities
Others
Non-associated natural gas extracted in excess of the volume extracted in 2006	US$0.50/ Mcf

PEMEX financial results report as of September 30, 2005	44/46
www.pemex.com

PEMEX	Investor Relations

Table A12

Tax rate for the calculation of the duty on hydrocarbons for the stabilization fund

Annual weighted average price range of the mexican exported crude oil (US$/b)	Applicable rate over the value of the total crude oil extracted during the year
22.01-23.00	1.0%
23.01-24.00	2.0%
24.01-25.00	3.0%
25.01-26.00	4.0%
26.01-27.00	5.0%
27.01-28.00	6.0%
28.01-29.00	7.0%
29.01-30.00	8.0%
30.01-31.00	9.0%
31.00 and above	10.0%

Table A13

Tax rate for the calculation of the additional duty

Year	Crude Oil Production Target (Mb)
2006	1,247,935
2007	1,259,980
2008	1,285,895

Calculation Methodology for the Additional Duty

ODH: Ordinary duty on hydrocarbons

PEMEX financial results report as of September 30, 2005	45/46
www.pemex.com

PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Rolando Galindo
ctorresu@dcf.pemex.com	rgalindog@dcf.pemex.com

Alejandro Reyes	Armando Acosta
areyesv@dcf.pemex.com	aacosta@dcf.pemex.com

Elizabeth Osman	Yanina Bucciarelli
eosman@dcf.pemex.com	ybucciarelli@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the September 30, 2005 exchange rate of Ps. 10.7907 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

PEMEX financial results report as of September 30, 2005	46/46
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Associate Managing Director of Finance

Date: November 14, 2004

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.